UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41407

ZHONG YANG FINANCIAL GROUP LIMITED

(Translation of registrant’s name into English)

118 Connaught Road West

Room 1101

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Special Shareholders Meeting

On July 13, 2022, at 10:00 A.M., Hong Kong time (July 12, 2022, at 10:00 P.M., Eastern Time), Zhong Yang Financial Group (the “Company”) held a special shareholders meeting (the “Special Meeting”) at its executive office at 118 Connaught Road West, Room 1101, Hong Kong. Holders of 30,007,331 ordinary shares of the Company were present in person or by proxy at the Special Meeting, representing approximately 85.61% of the total 35,050,000 outstanding ordinary shares as of the record date of June 17, 2022, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the Special Meeting as of the record date. The matters submitted to a vote of shareholders at the meeting are as follows:

1.	To consider and vote upon a special resolution to change the name of the Company to TOP Financial Group Limited and to amend and restate the Company’s Memorandum and Articles of Association to incorporate the new name (the “Name Change”); and

2.	To consider and vote upon a special resolution to amend Articles 9, 18, 43, 49, 67, 97, 101, 114 and 115 of the Company’s Articles of Association (the “Amendment to the Articles of Association”).

All matters voted on at the Special Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast for or against and the number of abstentions with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the shareholders as follows:

	For	Against	Abstain
Name Change	30,007,097	126	108
Amendment to the Articles of Association	30,005,941	72	1,318

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2022	ZHONG YANG FINANCIAL GROUP LIMITED

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer